UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          CORGENIX MEDICAL CORPORATION
                                (Name of Issuer)

                     ------------------------------------

                   Common Stock, $0.001 par value per share
                         (Title of Class of Securities)

                     ------------------------------------

                                    218724102
                                 (CUSIP Number)

                     ------------------------------------

                  Medical & Biological Laboratories Co., Ltd.
                       5F Sumitomo-Shoji Marunouchi Bldg.
                             5-10 Marunouchi 3-chome
                         Naka-ku, Nagoya 460-0002, Japan
                         Attn: Sachiko Suno, Chairperson
                                (81) 52-950-1073

       (Name, Address and Telephone Number of Person Authorized to Receive
                          Notices and Communications)

                                 ------------------------------------

                                  July 3, 2002
            (Date of Event which Requires Filing of this Statement)

                     ------------------------------------

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss.240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. Seess.240.13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


1.     Names  of  Reporting  Persons.  I.R.S.   Identification  Nos.  of  above
       persons (entities only).

       Medical & Biological Laboratories Co., Ltd.

2.     Check the Appropriate Box if a Member of a Group (See Instructions)

       (a) /  /
       (b) /  /

3.     SEC Use Only

4.     Source of Funds (See Instructions)

       WC

5. Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) / /

6.     Citizenship or Place of Organization        Japan

Number of    7.    Sole Voting Power         1,760,564
  Shares
Beneficially 8.    Shared Voting Power
 Owned by
   Each      9.    Sole Dispositive Power    1,760,564
 Reporting
  Person
   With     10.   Shared Dispositive Power

11.    Aggregate Amount Beneficially Owned by Each Reporting Person
       1,760,564

12. Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) / /

13.    Percent of Class Represented by Amount in Row (11)

       Approximately 28.9%, based upon 6,088,463 shares of Common Stock outstanding as of the date hereof.

14.    Type of Reporting Person (See Instructions)

       CO

ITEM 1.  SECURITY AND ISSUER.

The equity securities to which this statement on Schedule 13D relates is the common stock, par value $.001 per share ("Common Stock"), of Corgenix Medical Corporation, a Nevada corporation (the "Company"). The principal executive offices of the Company are located at 12061 Tejon Street, Westminster, Colorado 80234.


ITEM 2.  IDENTITY AND BACKGROUND.

Name:  Medical & Biological Laboratories Co., Ltd. ("MBL")

Place of organization:  Japan

Principal Business:  research  &   development,   manufacturing   and  sale  of
                     immunolocigal research agents and diagnostic reagents

Principal Office:  Medical & Biological Laboratories Co., Ltd.
             5F Sumitomo-Shoji Marunouchi Bldg.
             5-10 Marunouchi 3-chome
             Naka-ku, Nagoya 460-0002, Japan

During the last five years, MBL has neither been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) nor been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which, as a result of such proceeding, rendered it subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.


ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

MBL and the Company entered into a Common Stock Purchase Agreement, dated July 1, 2002 (the "Purchase Agreement"), pursuant to which MBL acquired on July 3, 2002 a total of 880,282 shares of Common Stock for an aggregate cash purchase price of U.S.$500,000. For no additional consideration, the Company acquired a Common Stock Purchase Warrant dated July 3, 2002 (the "Warrant") entitling the Company to purchase an additional 880,282 shares of Common Stock at a purchase price of U.S.$568 per share. The warrant expires on July 3, 2007. The source of those funds was general working capital of MBL.


ITEM 4.  PURPOSE OF TRANSACTION.

The purpose of the transaction was for MBL to acquire an equity interest in the Company pursuant to the terms of the Purchase Agreement. Except as described below, MBL has no plans or proposals that would result in any of the events or outcomes listed in (a) through (j) of this Item 4.

(a) Pursuant to the Warrant, MBL has the right to acquire 880,282 shares of Common Stock at a purchase price of $.568 per share at any time during the term of the Distribution Agreement & OEM Supply Agreement, dated as of March 14, 2002 (the "Distribution Agreement"), between the Company and RhiGene Inc., a subsidiary of MBL, provided that the Warrant expires on July 3, 2007.

(d) Pursuant to the terms of the Purchase Agreement, MBL has the right at its election to designate one individual for election or appointment to the Company's Board of Directors so long as the Distribution Agreement is in effect and the Medical and Biological Laboratories, Co., Ltd. owns at least 80% of the 880,282 shares of Common Stock purchased under the Purchase Agreement.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

(a) MBL beneficially owns an aggregate of 1,760,564 shares of Common Stock (include 880,202 shares issuable upon exercise of the Warrant), representing approximately 28.9%, of the issued and outstanding Common Stock.

(b) MBL has sole voting and dispositive power over all of the shares described in paragraph (a).

(c)    None.

(d)    Not applicable.

(e)    Not applicable.


ITEM  6.  CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS   WITH
RESPECT TO SECURITIES OF THE ISSUER.

None.


ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.









                          CORGENIX MEDICAL CORPORATION




                  MEDICAL & BIOLOGICAL LABORATORIES CO., LTD.
                                 -------------
                         COMMON STOCK PURCHASE AGREEMENT






                                  July 1, 2002

                         Common Stock Purchase Agreement


       THIS AGREEMENT is entered into effective as of July 1, 2002, between CORGENIX MEDICAL CORPORATION, a Nevada corporation (the "Company") and MEDICAL & BIOLOGICAL LABORATORIES CO., LTD., a corporation organized under the laws of Japan (the "Purchaser").

       In consideration of the mutual promises, covenants and conditions set forth below, the parties mutually agree as follows:


1.     PURCHASE AND SALE OF STOCK.

1.1. Issuance and Sale of Purchased Stock. At the Closing (defined below), the Company will issue and sell to the Purchaser that number of shares of its Common Stock, $.001 par value per share (the "Common Stock"), equal to the Market Formula (defined below) (the "Purchased Stock"). The aggregate purchase price for the Purchased Stock (the "Purchase Price") shall be equal to the product of the Market Formula and the Average Closing Price (defined below). Based on the July 1, 2002 effective date of this agreement, the "Average Closing Price" using the definition set forth below is $.568 per share, resulting in a number of shares of Purchased Stock (using the definition of market formula) of 880,282, and a resulting aggregate purchase price of US $500,000.
1.2. Issuance of Warrant. For no additional consideration, the Company will issue warrants to the Purchaser at the Closing representing the right to purchase that number of shares of Common Stock equal to the Market Formula, at an aggregate exercise price equal to the Purchase Price (the "Warrant"), such Warrant to have the terms and conditions set forth in the form of Warrant attached to this Agreement as Exhibit A. The Warrant shall be exercisable only during the term of the Distribution Agreement between the Company and Purchaser's U.S. Subsidiary, a copy of which is attached hereto as Exhibit B.


2.     THE CLOSING.

      Closing. The Closing of the sale and purchase of the Purchased Stock and the issuance of the Warrant shall take place at the offices of Hutchinson Black and Cook, LLC, 921 Walnut Street, Suite 200, Boulder, Colorado 80302 on July 3, 2002, at 10:00 a.m. Mountain Daylight Time, or at such other place, date and time as may be mutually agreed to by the Company and the Purchaser (the "Closing," and such date the "Closing Date"). At the Closing, the Company will deliver to the Purchaser a stock certificate representing the shares of Purchased Stock purchased hereunder and the Warrant, and the Purchaser shall deliver to the Company the Purchase Price by wire transfer to the following account:



           Vectra Bank, N.A.
           1990 West 10th Ave.
           Broomfield, CO 80020 USA
           Telephone: (303) 460-9991

2.     DEFINITIONS.


       For purposes of this Agreement, the following terms shall have the following meanings:

             "Act" shall mean the Securities Act of 1933, as amended.

           "Actual Trading Day" shall mean any day on which a trade of Common Stock shall occur on the U.S. Over-the-Counter market.

           "Affiliate" has the meaning set forth in Rule 12b-2 of the regulations promulgated under the Exchange Act of 1934.

             "Average Closing Price" shall mean the average closing price of the Company's Common Stock for the ten (10) Actual Trading Days prior to the effective date of this Agreement.

             "Blue Sky Laws" shall have the same definition as provided in the Registration Rights Agreement.

             "Charter" shall mean the Articles of Incorporation of the Company.

             "Company" shall mean Corgenix Medical Corporation.
              -------

             "Distribution Agreement" shall mean that certain Distribution Agreement dated March 14, 2002, as it may be amended from time to time in the future, between the Company and the Purchaser's U.S. subsidiary.

             "Exchange Act" shall mean the Securities Exchange Act of 1934, as amended.

             "Good Accounting Practice" shall mean, as to a particular corporation, such accounting practice as, in the opinion of the independent certified public accountants regularly retained by such corporation, conforms at the time to generally accepted accounting principles applied on a consistent basis (except for changes in application in which such accountants concur). Any accounting terms not defined in this Agreement shall have the respective meanings given to them under Good Accounting Practice consistent with those applied in the preparation of the Company's consolidated financial statements as (or as if) audited.

             "Market Formula" shall mean the lesser of (i) the quotient obtained by dividing U.S. $500,000 by the Average Closing Price and (ii) that number of shares of Common Stock representing 19% of the total voting power of the Company's voting securities outstanding as of the Closing (after giving effect to the issuance of the Purchased Stock).

             "Material Adverse Change" shall have mean a material adverse change in the business, operations, net worth, prospects (financial or other), assets or condition of the Company or its Subsidiary.

           "Merger" shall mean a merger or consolidation with another person, share purchase or exchange or other form of corporate reorganization or transaction in which all voting securities of the Company outstanding prior thereto represent less than fifty percent (50%) of the voting power of the surviving entity outstanding immediately after such merger or consolidation.

            "On a Fully Diluted Basis" shall refer to the number of shares of Common Stock of the Company which would be outstanding and issued assuming that all the shares of Common Stock issuable (1) upon the conversion or exchange of the Company's convertible or exchangeable securities, including debentures, and
(2) upon the exercise of the Company's outstanding options and warrants for the purchase of Common Stock (or securities convertible or exchangeable for Common Stock), and rights to subscribe for or purchase Common Stock (or securities convertible or exchangeable for Common Stock), were in fact issued.

             "Permitted Stock Sales" shall mean any one or more of the following: (i) the grant or issuance of Common Stock of any option, warrant or other right to purchase Common Stock (or securities exercisable or convertible therefore) to any employee or consultant of the Company pursuant to a plan authorized by the Board of Directors of the Company or otherwise pursuant to authority of the Board of Directors; (ii) the issuance of any Common Stock upon exercise or conversion of any right, warrant, option or contract outstanding as of the date of this Agreement.

             "Purchased Stock" shall have the meaning set forth at Section 1.2.

             "Stock" or "Common Stock" shall mean the Company's Common Stock, $.001 par value per share.

             "Proprietary Rights" shall mean all computer software, software programs, patents, patent applications, trademarks, trademark applications, trade secrets, service marks, trade names, copyrights, inventions, drawings, designs, customer lists, proprietary know-how or information, other rights with respect thereto, or any other intangible property rights.

             "Registration Rights Agreement" shall mean that certain Registration Rights Agreement dated of even date herewith, as it may be amended from time to time in the future, between the Company and the Purchaser.

             "Stock Purchase Agreement" or "Agreement" shall mean this Common Stock Purchase Agreement dated as of the date hereof, and as it may be amended from time to time, and entered into between the Company and the Purchaser.

             "Subsidiary" shall mean any corporation, partnership, limited liability company or other legal entity in which the Company owns more than fifty percent (50%) of the stock or other equity interests having voting power to elect a majority of the Board of Directors or other governing body of such entity. "Subsidiary" also includes any partnership or limited liability company in which the Company or one of its subsidiaries owns more than fifty percent (50%) of the units of equity interest.

             "Transaction Documents" means this Agreement, the Warrant, the Registration Rights Agreement and each other agreement and document executed by the Company in connection with the transactions contemplated by this Agreement.


4.     REPRESENTATIONS AND WARRANTIES OF PURCHASER.

       The Purchaser represents and warrants for itself as follows:

4.1. Requisite Power and Authority. Purchaser has all necessary power and authority under all applicable provisions of law to execute and deliver this Agreement and to carry out its provisions. All action on Purchaser's part required for the lawful execution and delivery of this Agreement has been or will be effectively taken prior to the Closing Date. Upon their execution and delivery, each of this Agreement and the Registration Rights Agreement will be a valid and binding obligation of Purchaser, enforceable in accordance with its terms, except (i) as limited by applicable bankruptcy, insolvency, reorganization, moratorium or other laws of general application affecting enforcement of creditors' rights, (ii) as limited by the application of general principles of equity, and (iii) to the extent that the enforceability of the indemnification provisions of the Registration Rights Agreement may be limited by applicable laws.

4.2. Consents. All consents, approvals, orders, authorizations or registration, qualification, designation, declaration or filing with any governmental or banking authority on the part of Purchaser required in connection with the consummation of the transactions contemplated in this Agreement have been or shall have been obtained prior to, and be effective as of, the Closing.

4.3. Investment Representations. Purchaser understands that the Purchased Stock has not been registered under the Act. Purchaser also understands that the Purchased Stock is being offered and sold pursuant to an exemption from registration contained in the Act based in part upon Purchaser's representations contained in this Agreement. Purchaser hereby represents and warrants as follows:

(A) Restricted Stock. Purchaser understands that the Purchased Stock has not been registered under the Act, and the Company has no present intention of registering such stock. Purchaser understands that it has no registration rights with respect to the Purchased Stock except as provided in the Registration Rights Agreement.

(B) Purchaser Bears Economic Risk. Purchaser is in a position to bear the economic risk of this investment indefinitely. Purchaser is not a corporation or partnership specifically formed for the purpose of consummating this transaction.

(C) Acquisition for Own Account. Purchaser is acquiring the Purchased Stock for its own account for investment and not with a view toward its resale distribution, and has no present agreement, undertaking, arrangement, obligation or commitment providing for the sale or distribution of the Purchased Stock.

(D) Purchaser Can Protect Its Own Interests. Purchaser represents that by reason of its, or of its management's, business or financial experience, Purchaser has the capacity to protect its own interests in connection with the transaction contemplated in this Agreement.

(E) Access to Information. Purchaser has been given access to all Company documents, records, and other information, has received physical delivery of all those which it has requested, and has had adequate opportunity to ask questions of, and has received answers from, the Company's officers, employees, agents, accountants and representatives concerning the Company's business, operations, financial condition, assets, liabilities and all other matters relevant to its investment in the Purchased Stock. Purchaser acknowledges that neither the Company nor any of its stockholders have made any representations or warranties except to the extent set forth in this Agreement, the Exhibits hereto, or any writing delivered by the Company to Purchaser.

4.4.   Restrictive Legend.
       ------------------

(A) Each certificate representing Purchased Stock shall (unless otherwise permitted by the provisions of this Agreement) be stamped or otherwise imprinted with a legend substantially in the form of the legend set forth in the Registration Rights Agreement (in addition to any legend required under applicable state securities laws).

(B) The Purchaser hereby consents to the restrictions contained above and to the notation of "stop-transfer" restrictions in the Company's stock transfer books relative to its holdings and to assist in the enforcement of the limitations set forth herein.

(C) The Company shall be obligated to reissue promptly unlegended certificates for Registrable Securities (as that term is defined in the Registration Rights Agreement) in accordance with the provisions of the Registration Rights Agreement.

5.     REPRESENTATIONS AND WARRANTIES OF THE COMPANY.

       Except as provided in the Schedule of Exceptions attached hereto as Exhibit C, the Company represents and warrants to the Purchaser as follows:

5.1. Organization, Good Standing and Qualification. The Company is a corporation duly organized, validly existing and in good standing under, and by virtue of, the laws of the State of Nevada and has all requisite corporate power and authority to own its properties and assets and to carry on its business as now conducted and as presently proposed to be conducted. The Company is qualified to do business as a foreign corporation in each jurisdiction where failure to be so qualified could result in a Material Adverse Change.

5.2.   Subsidiaries.  The  Company  owns  all of the  equity  interests  in the
       ------------
following three Subsidiaries: Corgenix, Inc., a Delaware corporation; Healthoutfitters.com, Inc., a Colorado corporation (to be dissolved and discontinued effective June 30, 2002); and Corgenix U.K. Ltd., a corporation organized under the laws of Great Britain.

5.3. Due Authorization. All corporate action on the part of the Company, its officers, directors and shareholders necessary for the authorization, execution and delivery of, and the performance of all obligations of the Company under the Transaction Documents (including the authorization, issuance, reservation for issuance and delivery of all of the Stock being sold or issued under the Transaction Documents) has been taken or will be taken prior to the Closing. The Transaction Documents are valid and binding obligations of the Company enforceable in accordance with their respective terms, subject, as to enforcement of remedies, to applicable bankruptcy, insolvency, moratorium, reorganization and similar laws affecting creditors' rights generally and to general equitable principles.

5.4.   Capitalization.
       --------------

(A) Authorized and Issued. As of the Closing Date, the authorized and issued capitalization of the Company will consist of (i) 40,000,000 shares of Common Stock, par value U.S. $0.001 per share (the "Common Stock"), of which 4,327,899 shares are issued and outstanding and 481,937 shares are reserved for issuance under options, warrants and other rights to purchase granted by the Company, and
(ii) 5,000,000 shares of preferred stock, par value U.S. $0.001 per share, none of which are issued or outstanding. There are no other authorized or outstanding shares of capital stock of the Company or voting securities or commitments to issue any shares of capital stock or voting securities of the Company other than pursuant to outstanding stock options and warrants of the Company. The shares of Purchased Stock on issuance will be duly authorized, validly issued, fully paid and non-assessable, and free of any liens, charges, claims, security interests or encumbrances, other than liens, charges, claims, security interests and encumbrances created by or imposed upon the holders thereof, and are not subject to preemptive rights or rights of first refusal created by statute, the Company's Articles of Incorporation or Bylaws or any agreement to which the Company is a party or by which it is bound.

(B) No Other Rights Outstanding. Except as disclosed in or contemplated by this Agreement or Exhibit C attached hereto, there are no other outstanding warrants, options, conversion privileges, rights of first refusal, or other rights or agreements (whether or not presently exercisable by their respective terms) to purchase or otherwise acquire or issue any shares of capital stock of the Company or any preemptive rights with respect to issuance of such capital stock.

5.5.   Valid Issuance of Stock.
       -----------------------

(A) The Purchased Stock and Stock issuable upon exercise of the Warrant, when issued, sold and delivered in accordance with the terms of this Agreement and the Warrant, as applicable, will be duly and validly issued, fully paid and non assessable.

(B) The outstanding shares of the capital stock of the Company are duly and validly issued, fully paid and nonassessable, and such shares of such capital stock, and all outstanding stock, options and other securities of the Company have been issued in full compliance with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the "Act"), and the registration and qualification requirements of all applicable state securities laws, or in compliance with applicable exemptions therefrom.

5.6. Outstanding Indebtedness. The Company has performed in all material respects all obligations heretofore required to be performed by it and is not in default under, or in breach of, or in receipt of any claim of default under or breach of, any material agreement. The Company has no present expectation or intention of not performing in all material respects all such obligations and it has no knowledge of any breach or anticipated breach by other parties. The Company is not a party to any contract or commitment which, if properly performed by all parties thereto in accordance with the terms thereof, could result in a Material Adverse Change.

5.7. Compliance. The Company has duly obtained all governmental and regulatory licenses and permits, the failure to so obtain could result in a Material Adverse Change in the conduct of its business as now conducted and contemplated and all such licenses and permits are in full force and effect. The Company is not in violation of any term of its Charter, any directors or stockholders resolutions, or Bylaws, or in violation of any mortgage, indenture, contract, agreement, instrument, license, permit, judgment, decree, order, statute, rule or regulation applicable to the Company the failure to comply with which could result in a Material Adverse Change. The execution, delivery and performance of, and compliance with, the Transaction Documents and the issuance and sale of the Stock pursuant to this Agreement and the Warrant, will not result in any such violation; nor will it conflict with, or constitute a default under, any such term, or result in the creation of any mortgage, pledge, lien, encumbrance, or charge upon any of the properties or assets of the Company pursuant to any such terms.

5.8. Title to Property. The Company does not own any real property. The Company has good and marketable title to the tangible personal properties, Proprietary Rights, and other assets necessary to the operation of its business as now conducted and contemplated without any conflict with or infringement of the rights of others. Such properties and assets are not subject to any liens, mortgages, pledges, encumbrances or charges of any kind except liens for current taxes and assessments not delinquent. All leases by which the Company leases real or personal property are in good standing, are valid and effective in accordance with their respective terms, and the Company enjoys quiet enjoyment under all such leases and is in compliance with such leases. The Company owns or has rights to use all assets necessary to conduct its business as now conducted and contemplated. All property owned or used by the Company is in good condition and repair.

5.9. No Pending Litigation or Proceedings. There are no actions, suits, investigations or proceedings (whether or not purportedly on behalf of the Company) pending, affecting or, to the Company's knowledge after due inquiry, threatened against the Company, before or by any governmental instrumentality, domestic or foreign, or any court, arbitrator or grand jury.
 The Company is not in default with respect to any judgment, order, demand, or regulation of any court, arbitrator, grand jury or of any governmental agency. To the Company's knowledge, no event has occurred nor does any condition exist on the basis of which any litigation, proceeding or investigation might properly be instituted. Neither the Company nor, to the knowledge of the Company after due inquiry, any officer of the Company, is in default with respect to any order, writ, injunction, decree, ruling or decision of any court, commission, board or other government agency. The foregoing sentences include, without limiting their generality, actions pending or threatened (or any basis therefor known to the Company) involving the prior employment of any of the Company's officers or employees or their use in connection with the Company's business of any information or techniques allegedly proprietary to any of their former employers.

5.10.  No Brokers and  Finders.  The Company has not  retained  and is under no
       -----------------------
obligation to pay any investment banker, broker, or finder in connection with the transactions contemplated by the Agreement.

5.11. Representations True and Correct. This Agreement, the Exhibits attached hereto, and the other Transaction Documents do not contain any untrue statement of a material fact or omit any material fact necessary in order to make the statements contained therein not misleading. Except for general economic or industry conditions, there is no information known to the Company which has not been disclosed, in writing or orally, by the Company to the Purchaser which could result in a Material Adverse Change.

5.12.  Proprietary Rights.
       ------------------

(A) The Company owns, or possesses adequate licenses for, all Proprietary Rights used in its business, and the same are sufficient to conduct such business as it has been and is contemplated as being conducted without any infringement on the rights of others. To the Company's knowledge, no third party has any ownership right, title, interest, claim in or lien on any of the Company's Proprietary Rights and the Company has taken, and in the future the Company will use its prudent business efforts to take, all steps reasonably necessary to preserve its legal rights in, and the secrecy of, all its Proprietary Rights, except those for which disclosure is required for legitimate business or legal reasons.

(B) To the knowledge of the Company, the current and proposed operations of the Company do not conflict with nor infringe upon, and no one has asserted to the Company that such operations conflict with or infringe upon, any intangible property rights owned, possessed, or used by any third party which are of the same kind as the Proprietary Rights and, to the knowledge of the Company, none has been threatened.

(C) To the knowledge of the Company, there are no facts which would result in any claim which could result in a Material Adverse Changebased on an assertion that it does not have the unrestricted right to use, free of any rights or claims of others, all Proprietary Rights in the development, manufacture, use, sale, or other disposition of any or all products or services presently being or contemplated to be used, furnished, or sold in the conduct of business.

5.13. Governmental Consents. All consents, approvals, orders, authorizations or registrations, qualifications, designations, declarations or filings with any federal, state or local governmental authority on the part of the Company required in connection with the consummation of the transactions contemplated herein shall have been obtained prior to and be effective as of the Closing. The offer, sale and issuance of the Purchased Stock in conformity with the terms of this Agreement are exempt from the registration and prospectus delivery requirements of the Act.

5.14. Financial Statements. The Company has provided or made available to Purchaser its financial statements as filed to date with the United States Securities and Exchange Commission (collectively, the "Financial Statements"). The Financial Statements fairly present the financial condition and the results of operations, changes in stockholders' equity and cash flow of the Company as at the respective dates of and for the periods referred to in the Financial Statements, all in accordance with GAAP consistently applied throughout the periods involved (with the exception, as to interim financial statements, for lack of GAAP footnote presentation and normal year-end audit adjustments). Since the date of the most recent balance sheet included in the Financial Statements or as set forth in Exhibit C attached hereto, there has been no Material Adverse Change and no event has occurred and, to the knowledge of the Company, no circumstance exists that may result in a Material Adverse Change. The Company has not suffered or incurred any event (financial or otherwise) that would be required to be disclosed in a filing with the SEC on Form 8-K (except as may in fact have been filed of record with the SEC).

5.15. Interested Party Transactions. To the knowledge of the Company, no officer or director of the Company or any "affiliate" or "associate" (as those terms are defined in Rule 405 promulgated under the 1933 Act) of any such person has had, either directly or indirectly, a material interest in: (i) any person or entity which purchases from or sells, licenses or furnishes to the Company any goods, property, technology, intellectual or other property rights or services; or (ii) any contract or agreement to which the Company is a party or by which it may be bound or affected. For purposes of this Section there shall be disregarded any interest which arises solely from the ownership of less than a five percent (5%) equity interest in a corporation whose stock is regularly traded on any national securities exchange or in the over the counter market.

6.     CONDITIONS TO PARTIES' OBLIGATIONS.

6.1.   Conditions  to  Purchaser's  Obligations.   Purchaser's  obligations  to
       ----------------------------------------
purchase the Purchased Stock and to otherwise consummate the transactions contemplated in this Agreement at the Closing are subject to satisfaction of the following conditions.

(A) Accuracy of Representations and Warranties. The Company's representations and warranties in this Agreement and in any certificate or document delivered pursuant to this Agreement shall be true and correct on and as of the Closing Date as if made again as of such date.

(B) Performance of Obligations. The Company shall have performed and complied with all agreements, obligations and conditions contained in the Transaction Documents that are required to be performed or complied with by it on or before the Closing Date and shall have obtained all approvals, consents and qualifications necessary to complete the purchase and sale described herein.

(C) No Material Adverse Change. Since the date of the most recent balance sheet included in the Financial Statements or as set forth in Exhibit C attached hereto, there shall have been no Material Adverse Change and no event shall have occurred and, to the knowledge of the Company, no circumstance shall exist that may result in a Material Adverse Change.

(D) Officer's Certificate. Purchaser shall have received a certificate in form and substance reasonably acceptable to Purchaser dated as of the Closing Date and signed by the President or any Vice-President and by the Secretary or the Treasurer of the Company to the effect that the conditions of Subsections 6.1(A), (B), (C), (F), and (H) have been satisfied.

(E) Proceedings and Documents Satisfactory. All corporate and other proceedings taken or required to be taken in connection with the transactions contemplated hereby to be consummated at or prior to the Closing, and all documents incident thereto, shall be reasonably satisfactory in form and substance to Purchaser and its counsel.

(F) Certified Articles and Bylaws. The Company shall have delivered to counsel for Purchaser a copy of the Company's Charter, Bylaws, and resolutions of the Board of Directors and shareholders approving the transactions contemplated by this Agreement, which copy shall be certified by the Secretary of the Company to be true and correct as of the Closing Date.

(G) Registration Rights Agreement. The Company and the Purchaser shall have executed the Registration Rights Agreement substantially in the form of Exhibit D attached hereto.

(H) Election of Directors. Effective as of the Closing Date, the bylaws of the Company shall provide for a maximum of five (5) members to the Board of Directors.

6.2.   Conditions to the Company's  Obligations.  The Company's  obligations to
       ----------------------------------------
consummate the transactions contemplated in this Agreement at the Closing are subject to the satisfaction of the following conditions.

(A) Accuracy of Representations and Warranties. The representations and warranties of the Purchaser herein or in any document delivered pursuant to this Agreement shall be true and correct on and as of the Closing Date.

(B) Proceedings Satisfactory. All corporate and other proceedings taken or required to be taken in connection with the transactions contemplated hereby to be consummated at or prior to the Closing, and all documents incident thereto, shall be satisfactory in form and substance to the Company and its Counsel.

6.3.   Failure of Condition.  Any condition  specified in this Article 6 may be
       --------------------
waived if consented to in writing by the party whose performance is subject to satisfaction of the condition.

6.4.   Termination.  This  Agreement may be terminated at any time prior to the
       -----------
Closing Date:

(A)    By the mutual consent of the Company and Purchaser; or

(B) By the Company or the Purchaser if the Closing shall not have occurred on or before July 31, 2002, (or such later date as shall be mutually agreed to in writing); provided, however, that the party seeking termination is not in material default or breach of this Agreement.

7.     COVENANTS OF THE COMPANY.

7.1. Visitation Rights. Subject to nondisclosure obligations with respect to the Company's confidential information, the Purchaser or its employees, agents, or representatives, may from time to time reasonably request the right to visit and inspect any of the properties of the Company, to examine and make extracts from the books and records of the Company, and to discuss its affairs, finances and accounts with its officers, directors, and independent accountants, all at reasonable times and as often as may be reasonably requested, and the Company shall comply with such requests.

7.2. Expenses Paid by the Company. Upon a successful Closing, the Company will pay the reasonable legal fees and expenses of counsel to the Purchaser (not to exceed $10,000) in connection with the negotiation, execution and performance of this Agreement and the transactions contemplated hereby.

7.3. Purchaser Right to Designate Nominee for Director. The Purchaser shall have the right to designate one (1) individual for election or appointment to the Company's Board of Directors (the "Purchaser's Designee"), so long as the Distribution Agreement is in effect and the Purchaser owns at least eighty percent (80%) of the Purchased Stock. Purchaser agrees that the foregoing is a right to designate a person for election to the Board, not a right to appoint directly to the Board, and therefore is subject to Purchaser's Designee obtaining sufficient votes for election from the stockholders of the Company (or sufficient votes for appointment from the existing directors of the Company) in order to secure election of such Designee to the Board. The Company shall use all reasonable efforts to ensure election of the Purchaser's Designee to the Board. Until such time as the Purchaser makes such designation, and at any time after such conditions for nomination cease to be satisfied or the Purchaser otherwise has no nominee on the Board, the Purchaser shall in any event have the right to send a non-voting observer to all Board meetings as long as the Purchaser holds any shares of the Purchased Stock. Any such observer shall be provided notices of the meetings in the same manner and timing as the members of the Board. The Company shall indemnify the Purchaser's Designee and provide directors' and officers' insurance coverage in the same manner and in the same amount as is currently provided to all other officers and directors of the Company. The Company will reimburse the directors for their customary and reasonable expenses in attending Board meetings.

7.4. Restriction on Distributions. So long as the Purchaser holds at least fifty percent (50%) the Purchased Stock, the Company shall not, without the prior written consent of the Purchaser: (i) declare or pay any dividends or make any distributions upon any of its equity securities except in accordance with agreements in effect as of the date of this Agreement and disclosed to the Purchaser on Exhibit C attached; (ii) purchase, redeem, or otherwise acquire any of the Company's equity securities (including warrants, options and other rights to acquire equity securities) other than the repurchase of securities in accordance with agreements existing as of the date of this Agreement; (iii) liquidate or dissolve; or (iv) amend any provision of its Charter or Bylaws in a manner that would adversely affect the rights of the Purchaser under the Transaction Documents.

7.5.   Use of Proceeds.  The proceeds  received  from the issuance of Purchased
       ---------------
Stock will be used for working capital and general corporate purposes.

8.     PURCHASE AND SALE RIGHTS OF PURCHASER.

8.1. Purchaser's Rights of First Refusal in the Event of New Issues. Subject to the terms of this Section 8.1, the Company may from time to time after the Closing offer to grant, issue, or sell (the "Offer") securities, warrants, options, or rights to purchase securities of the Company ("Securities"). With respect to any Company offer to grant, issue, or sell any such Securities (other than in a transaction registered under the Act), Purchaser shall have a right of first refusal to purchase up to its pro rata share (based on its percentage of the Company's outstanding Common Shares, calculated on a fully-diluted basis) of such Securities on the same price, terms and conditions as the Company offers to other potential investors.

(A) Within five (5) days after approval of the Offer by the Company's Board of Directors, the Company shall give the Purchaser written notice of
         (i) those terms which are of the type typically detailed in term sheets drafted with respect to proposed investments by institutional firms and
         (ii) the proposed recipients of the Offer.

(B) Within twenty (20) days of receipt of the Company's notice, the Purchaser must give the Company written notice of its intent to exercise its right under this Section 8.1 (subject to review and approval of final documentation), specifying the number of securities to be acquired. Failure to give such timely notice waives those rights.

(C) Any subsequent material change in the terms of the Offer (as provided in the notice pursuant to Sub-paragraph (A), above) as approved by the Board of Directors shall constitute a new offer. The failure of the Company to consummate the transaction contemplated by the Offer within sixty (60) days after the date by which Purchaser must give written notice to the Company under Paragraph (B) above will constitute a material change in the Offer.

(D) The following shall not constitute an Offer under this Section 8.1: (i) any registered public offering of the Company's Securities; (ii) any Permitted Stock Sales; or (iii) a common stock dividend or stock split distributable on a pro-rata basis to all holders of common stock.

8.2. Purchaser's Put Option. The Purchaser shall have a right (the "Put Right") to cause the Company to repurchase all Purchased Stock then held by the Purchaser, at the original purchase price, payable in either a lump-sum purchase or financed over a six (6) month period at an interest rate equal to the U.S. prime rate (as listed in the Money Rates section of the Wall Street Journal). The Put Right shall be exercisable at any time after (i) termination or expiration of the Distribution Agreement for any reason other than a breach by the Purchaser; (ii) any Merger or consolidation of the Company with another corporation in which the holders of the Company's voting equity securities immediately prior to the transaction own fifty percent (50%) or less of the voting securities of the surviving corporation immediately following the transaction; or (iii) any sale or other disposition of all or substantially all of the Company's assets. The Put Right shall be personal to Purchaser and shall not be assignable, with or without consideration, to any person other than its Affiliates in accordance with Section 10.2.

9.     CONFIDENTIALITY AND NON-DISCLOSURE.

9.1. Disclosure of Terms. The terms and conditions of the Transaction Documents (collectively, the "Financing Terms"), including their existence, shall be considered confidential information and shall not be disclosed by any party hereto to any third party except in accordance with the provisions set forth below.

9.2. Press Releases, Etc. No announcement regarding the Financing Terms or the Purchaser in a press release, conference, advertisement, announcement, professional or trade publication, mass marketing materials or otherwise to the general public may be made without the prior written consent of each of the parties hereto.

9.3. Permitted Disclosures. Notwithstanding the foregoing, any party may disclose any of the Financing Terms (i) to its current or bona fide prospective investors, employees, investment bankers, lenders, accountants and attorneys, in each case only where such persons or entities are under appropriate nondisclosure obligations, and (ii) as and to the extent required by applicable law (on the terms described in Section 9.4 below).

9.4. Legally Compelled Disclosure. In the event that any party is requested or becomes legally compelled (including without limitation, pursuant to securities laws and regulations) to disclose the existence of this Agreement or any of the terms hereof in contravention of the provisions of this Section 9, such party (the "Disclosing Party") shall provide the other party (the "Non-Disclosing Party") with prompt written notice of that fact so that the Non-Disclosing Party may seek a protective order, confidential treatment or other appropriate remedy. In such event, the Disclosing Party shall furnish only that portion of the information which is legally required and shall exercise reasonable efforts to obtain reliable assurance that confidential treatment will be accorded such information to the extent reasonably requested by the Non-Disclosing Party.

9.5.   Other  Information.  The  provisions  of  this  Section 9  shall  be  in
       ------------------
      addition to, and not in substitution for, the provisions of any separate nondisclosure agreement executed by the parties hereto with respect to the transactions contemplated hereby.


10.    MISCELLANEOUS.

10.1. Survival of Covenants; Successors and Assigns. All representations and warranties made by the Company and the Purchaser in this Agreement and in certificates or other documents delivered pursuant hereto shall survive the making of the investments and the carrying out of the transactions contemplated by this Agreement and the sale, issuance, and delivery of the Purchased Stock to Purchaser, but no claim based on a breach of any such representation or warranty made be made after the second anniversary of the Closing Date. All such covenants, agreements, representations and warranties shall be binding upon any successors and assigns of the Company and Purchaser.

10.2. Assignability of Rights. The Company may not assign any of its rights under this Agreement without the Purchaser's written consent. Subject to compliance with applicable securities and blue sky laws and regulations and with Section 4.4 hereof, the provisions of this Agreement which are for the Purchaser's benefit as Purchaser, are also for the benefit of, and enforceable by, any Affiliate of the Purchaser. In connection with any such assignment, the assigning party shall provide the Company with written notice setting forth the name and notice address of the assignee. An assignee of Purchaser shall be subject to the affirmative obligations of Purchaser to the extent existing as of the date of assignment.

10.3. Notices. Except as may be otherwise provided herein, all notices, requests, waivers and other communications made pursuant to this Agreement shall be in writing and shall be conclusively deemed to have been duly given (a) when hand delivered to the other party; (b) when received when sent by facsimile at the address and number set forth below; (c) three business days after deposit in the U.S. mail with first class or certified mail receipt requested postage prepaid and addressed to the other party as set forth below; or (d) the next business day after deposit with a national overnight delivery service, postage prepaid, addressed to the parties as set forth below with next-business-day delivery guaranteed, provided that the sending party receives a confirmation of delivery from the delivery service provider.

      To the Company:

      CORGENIX MEDICAL CORPORATION
      Attn: President
      12061 Tejon Street
      Westminster, CO 80234 USA
      Fax: (303) 252-9212
      Telephone: (303) 457-4345

      Copy to:

      HUTCHINSON BLACK AND COOK, LLC
      921 Walnut Street, Suite 200
      Boulder, CO 80302 USA
      Attn: Steven A. Erickson
      Fax Number:  (303) 442-6593
      Phone Number:  (303) 442-6514

      To Purchaser:

      MEDICAL & BIOLOGICAL LATORATORIES CO., LTD.
      Attn: Sachiko Suno, President
      5F Sumitomo-Shoji Marunouchi Bldg,
      5-10 Marunouchi 3-chome
      Naka-ku, Nagoya 460-0002
      Japan
      Fax: 81-52-950-1073
      Telephone: 81-52-971-2081

      Copy to:

      Mori Sogo
      Attn: Hajime Tanahashi
      NKK Bldg.
      1-1-2 Marunouchi
      Chiyoda-ku Tokyo 100-0005
      Japan
      Fax: 81-3-5223-7633
      Telephone: 81-3-5223-7733

             Each person making a communication hereunder by facsimile shall promptly confirm by telephone to the person to whom such communication was addressed each communication made by it by facsimile hereto but the absence of such confirmation shall not affect the validity of any such communication. A party may change or supplement the addresses given above, or designate additional addresses, for purposes of this Section 10.3 by giving the other party written notice of the new address in the manner set forth above.

10.4     Governing  Law. This  Agreement  shall be construed in  accordance
         --------------
         with and governed by the laws of the State of Colorado.

10.5 Venue. Each of the parties consents and submits to the jurisdiction of the federal courts located in the District of Colorado in connection with any suits or other actions arising between the parties under this Agreement, and consents and waives any objections to the venue of such action or proceeding in the federal courts located in the District of Colorado.

10.6 Severability. If any term, provision, covenant, or condition of this Agreement, or its application to any person or circumstance, shall be held by a court of competent jurisdiction to be invalid, unenforceable, or void, the remainder of this Agreement and such term, provision, covenant, or condition as applied to other persons or circumstances shall remain in full force and effect.

10.7   Entire Agreement; Amendments.
       ----------------------------

(A) The Transaction Documents and the other documents and agreements delivered pursuant thereto constitute the full and entire understanding and agreement among the parties with respect to the subject hereof and thereof.

(B) This Agreement may not be amended orally. The provisions of this Agreement may be amended and the Company may take any action herein prohibited, or omit to perform any act herein required to be performed by it, only with the prior written consent of the Company and the Purchaser.

10.8 Authorization. Each of the undersigned representatives of the parties warrants and represents that he or she is duly authorized to execute this Agreement on behalf of the respective party for which he or she signs, and that the organization on whose behalf he or she signs is currently in good standing in the jurisdiction where organized.

10.9   Gender,  Number,  and Tense.  Throughout this Agreement,  as the context
       ---------------------------
may require:

(A) The masculine gender includes the feminine and neuter; and the neuter gender includes the masculine and feminine; and

(B) The singular number includes the plural, and the plural number includes the singular.

10.10 Headings. The headings of the Articles, Sections and Subsections of this Agreement are inserted for convenience only and shall not be deemed to constitute a part of this Agreement.

10.11 Counterparts. This Agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

10.12 Delays, Omission, and Waivers. No delay or omission to exercise any right, power or remedy accruing to the Company or to Purchaser upon any breach or default of any party hereto under this Agreement will impair any such right, power or remedy of the Company or the Purchaser, nor will it be construed to be a waiver of any such breach or default or an acquiescence therein, nor will any similar breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring; nor will any waiver of any single breach or default be deemed a waiver of any other breach or default theretofore or thereafter occurring. Any waiver, permit, consent or approval of any kind or character on the part of the Company or the Purchaser of any breach or default under this Agreement or any waiver on the part of the Company or the Purchaser of any provisions or conditions of this Agreement must be in writing and will be effective only to the extent specifically set forth in such writing. As to the Purchaser or its permitted assignees, no waiver of any provision of this Agreement will be effective without a written consent signed by holders of at least a majority of the then outstanding Purchased Stock and Conversion Stock.

10.13 Breach. In the event of a claimed breach of any provision of this Agreement, the party claiming breach shall give written notice (the "Notice of Breach") to the party against whom breach is claimed, specifying the nature of the breach claimed. The party against whom breach is claimed shall have thirty
(30) days from the date of the Notice of Breach to: (i) cure the event giving rise to the claimed breach or substantially commence cure of such event (if such event is capable of cure within ninety (90) days of its occurrence), giving appropriate evidence of such cure or commencement of cure to the party claiming breach; (ii) deny that a breach has occurred, providing a written response outlining the basis of its conclusion; or (iii) acknowledge that the asserted breach has occurred.

10.14 Remedies. No remedy herein conferred is intended to be exclusive of any other remedy herein or as provided by law, but each shall be cumulative and shall be in addition to every other remedy set forth in this Agreement, the Exhibits, or existing at law, in equity, or by statute. The parties specifically acknowledge that under certain circumstances the parties may be entitled to specific performance and/or injunctive relief where without such remedies the damage to the injured parties may be irreparable and money damages inadequate. Moreover, in any suit between or among the parties hereto for such breach of any of the provisions hereof, the prevailing party in such suit shall be entitled to receive from the breaching party reasonable attorneys' fees and disbursements incurred in the prosecution of such suit.




                  REMAINDER OF PAGE INTENTIONALLY LEFT BLANK

       IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be executed as of the day and year first written above.


      THE COMPANY:        CORGENIX MEDICAL CORPORATION,
                          a Nevada corporation


                          By: s/ Douglass T. Simpson
                          Its: President





                  PURCHASER:   MEDICAL & BIOLOGICAL  LABORATORIES  CO., LTD., a
                  corporation organized under the laws of Japan


                          By:  s/ Sachiko Suno
                          Its: Chairperson

                               EXHIBITS CHECKLIST



   Exhibit                     Title

      A                   Warrant

      B                   Distribution Agreement

      C                   Company Schedule of Exceptions

      D                   Registration Rights Agreement

THE SECURITIES REPRESENTED BY THIS WARRANT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "SECURITIES ACT"). NO SALE OR OTHER DISPOSITION OF THE SAME MAY BE EFFECTED EXCEPT IN COMPLIANCE WITH RULE 144 UNDER THE ACT OR AN EFFECTIVE REGISTRATION STATEMENT RELATED THERETO OR AN OPINION OF COUNSEL ON BEHALF OF THE HOLDER HEREOF, SATISFACTORY TO THE COMPANY, THAT SUCH REGISTRATION IS NOT REQUIRED UNDER THE ACT OR RECEIPT OF A NO-ACTION LETTER FROM THE SECURITIES AND EXCHANGE COMMISSION. IN ADDITION, THE TRANSFERABILITY OF THE SECURITIES REPRESENTED BY THIS WARRANT IS SUBJECT TO ALL OF THE TERMS AND PROVISIONS HEREOF, INCLUDING THOSE CONTAINED IN EXHIBIT A ATTACHED HERETO.


Void after 5:00 P.M., Denver                   Right to Shares of
Time, on July 3, 2007                          the Common Stock of
             Corgenix Medical Corporation

                          CORGENIX MEDICAL CORPORATION
                          COMMON STOCK PURCHASE WARRANT

       Corgenix Medical Corporation, a Nevada corporation (the "Company"), hereby certifies that for value received, Medical & Biological Laboratories Co., Ltd., a corporation organized under the laws of Japan, or its assigns (the "Holder") is entitled to purchase, subject to the terms and conditions hereinafter set forth, such number of fully paid and non-assessable shares of the common stock of the Company (the "Common Stock") as determined in accordance with Section 1 below.

1. NUMBER OF SHARES; EXERCISE PRICE. The Holder of this Warrant shall be entitled to purchase 880,282 shares of Common Stock (the "Common Shares"). [The number of shares of Common Stock shall be equal to the Market Formula (defined below). The "Market Formula" shall be equal to the quotient obtained by dividing U.S. $500,000 by the average of the closing price for the Company's Common Stock for the ten (10) Actual Trading Days (defined below) prior to the effective date of this Agreement. An "Actual Trading Day" shall mean any day on which a trade of Common Stock shall occur on the U.S. Over-the-Counter market.]

      For purposes of this Warrant, "Exercise Price" shall be equal to $ .568 per share. [Price shall be equal to the Market Formula] The Exercise Price shall be adjusted for stock splits, the payment of dividends with respect to the Common Stock, or any other increase or decrease in the number of issued shares of Common Stock effected without receipt of consideration by the Company, including without limitation, merger, consolidation, reorganization, reincorporation or other change in corporation structure.

2. EXERCISE. This Warrant may be exercised prior to the VOID date set forth above, but only during the term and continuance of that certain Distribution Agreement & OEM Supply Agreement dated as of March 14, 2002 between the Company and RhiGene Inc, a domestic U.S. subsidiary of Holder (the "Distribution Agreement"), by submitting at the office of the Company at 12061 Tejon Street, Westminster, CO 80234, or at such other office as the Company may designate by notice in writing provided not less than thirty (30) days prior to the indicated intended effective date of exercise, this Warrant, with the Purchase Form annexed hereto duly executed and accompanied by payment of the Exercise Price for the number of shares of Common Stock specified in such form. Holder shall pay the Exercise Price in lawful money of the United States. As promptly as practicable after surrender of this Warrant and receipt of such Exercise Price, the Company shall issue and deliver to Holder a certificate or certificates for the Common Shares, in certificates of such denominations, and in such names as Holder may specify, together with any other stock, securities or property that such Holder may be entitled to receive pursuant to Section 8 below. In the event Holder shall purchase less than all the Common Shares purchasable under this Warrant, the Company shall cancel this Warrant upon the surrender hereof and shall execute and deliver to Holder a new Warrant of like tenor for the balance of the Common Shares purchasable hereunder. Upon receipt by the Company of this Warrant at its office in proper form for exercise, Holder shall be deemed to be the Holder of record of the Common Shares issued upon such exercise, effective as of the effective date of exercise set forth in such exercise notice.

3. RESERVATION OF STOCK. The Company covenants to make available, solely for issuance and delivery upon the exercise of this Warrant, the number of Common Shares from time to time issuable upon the exercise of this Warrant. All Common Shares issued upon the exercise of this Warrant shall be duly authorized, fully paid, and non-assessable with no liability therefore on the part of Holder, and the Company will pay all taxes (excluding any income taxes payable by Holder) in connection with the issuance thereof.

4. CERTIFICATE AS TO ADJUSTMENTS IN EXERCISE PRICE. Upon the occurrence of any event requiring an adjustment of the Exercise Price, the Company, at its expense, shall promptly compute the amount of such adjustment in accordance with the terms hereof and prepare and furnish to Holder of this Warrant a certificate of a duly authorized officer of the Company setting forth the amount of such adjustment and showing in detail the facts upon which such adjustment is based. The Company shall, upon the written request at any time of Holder of the Warrant, furnish to such Holder a like certificate setting forth (a) any adjustments; (b) the then-current Exercise Price at the time in effect; and (c) the number of Common Shares and the amount, if any, of other property which would then be received upon the exercise of this Warrant.

5. RECLASSIFICATION, REORGANIZATION OR MERGER. In case of any reclassification, capital reorganization or other change of outstanding shares of Common Shares of the Company, or in case of any consolidation or merger of the Company with or into another corporation (other than a merger with a subsidiary in which merger the Company is the continuing corporation and that does not result in any reclassification, capital reorganization or other change of outstanding Common Shares) or in case of any sale, lease or conveyance to another corporation of the property of the Company as an entirety or substantially as an entirety, the Company shall, as a condition precedent to such transaction, ensure that Holder shall have the right thereafter, by exercising this Warrant, to purchase the kind and amount of shares of stock and other securities and property received upon such reclassification, capital reorganization or other change, consolidation, merger, sale or conveyance by a Holder of the number of Common Shares that might have been purchased upon exercise of this Warrant immediately prior to such reclassification, change, consolidation, merger, sale or conveyance. The Company shall also ensure that any provision pertaining to adjustments shall be as substantially similar as practicable to the adjustments mechanisms set forth in this Warrant. The terms of this Section 5 shall similarly apply to successive reclassifications, capital reorganizations or other changes of shares of Common Shares and to successive consolidations, mergers, sales or conveyances. In the event that in any such capital reorganization or reclassification, consolidation, merger, sale or conveyance, additional Common Shares shall be issued in exchange, conversion, substitution or payment, in whole or in part, for or of a security of the Company other than Common Shares, any such issue shall be treated as an issue of Common Shares covered by the provisions of Section 4 hereof.

6. EXCHANGE, TRANSFER, ASSIGNMENT OR LOSS OF WARRANT. This Warrant is exchangeable, without expense, at the option of Holder, upon presentation and surrender hereof to the Company for other Warrants of different denominations entitling the Holder thereof to purchase in the aggregate the same number of Common Shares purchasable hereunder. Any transfer or assignment of this Warrant may, subject to the provisions of applicable federal and state securities laws and the terms of Section 10 and Exhibit A hereto, be made upon surrender of this Warrant to the Company with the Assignment Form annexed hereto duly executed and funds sufficient to pay any transfer tax; whereupon the Company shall, without charge, execute and deliver a new Warrant in the name of the assignee named in such duly execute Assignment Form, this Warrant shall promptly be cancelled, and in the case of a transfer or assignment of the right to purchase less than all of the Common Shares purchasable under this Warrant, the Company shall execute and deliver to Holder a new Warrant of like tenor for the balance of the Common Shares purchasable hereunder. Upon the Company's receipt of (a) satisfactory evidence of the loss, theft, destruction or mutilation of this Warrant; (b) in the case of loss, theft or destruction, a reasonably satisfactory indemnification agreement from the Holder hereof; and (c) if mutilated, upon surrender and cancellation of this Warrant, the Company will execute and deliver a new Warrant of like tenor and date. Any such new Warrant executed and delivered shall constitute an additional contractual obligation on the part of the Company, whether or not this Warrant so lost, stolen, destroyed, or mutilated shall be at any time enforceable by anyone.

7. DISSOLUTION OR LIQUIDATION; DIVIDENDS AND DISTRIBUTIONS. (a) The Company shall deliver to Holder fifteen (15) days' prior written notice of any proposed distribution of the assets of the Company, and shall make no distributions to its shareholders prior to the expiration of such fifteen-day period. Upon receipt of such notice, Holder may exercise this Warrant at any time prior to the expiration of such fifteen-day period and thereafter receive any distributions made to shareholders of the Company in connection with such dissolution or liquidation.

(b) The Company shall deliver to Holder thirty (30) days' prior written notice of the record date or payment date of any proposed dividend or distribution to its shareholders.

8. NOTIFICATION OF CORPORATE MATTERS. Prior to the issuance of any Common Shares to Holder pursuant to exercise of the Warrant, the Company shall deliver to such Holder prior written notice of any matter (i) involving an initial public offering of the capital stock of the Company, (ii) any sale of substantially all the assets of the Company, (iii) any agreement regarding the sale of the Company's outstanding capital stock, or (iv) submitted to its shareholders (whether such matter is submitted to a vote, written consent or other approval) (the events described in the foregoing items (i) - (iv) each being a "Notice Matter"). Such notice shall be delivered at the same time and in the same manner as would notice provided to the shareholders of the Company regarding a shareholder voting matter, and in any event shall be delivered at least forty-five (45) days prior to the earlier of (x) the record date or the date fixed for action on Notice Matter or (y) the closing date for the event which is the subject of the Notice Matter.

9. NOTICE. Any notice required or permitted by the terms of this Warrant shall be given in writing and effective upon personal delivery or three (3) calendar days after being sent Certified Mail, postage prepaid, return receipt requested, and addressed to the appropriate party at the address set forth in the Note for such party, or at such other address as that party may have previously designated by notice given to the other in accordance with this Section 9.

10. NO ASSIGNMENT. This Warrant may not be assigned or otherwise transferred by Holder without the prior written consent of the Company, which consent shall not be unreasonably withheld if Holder is in compliance with Rule 144 under the Securities Act and the restrictions on transfer set forth in Exhibit A attached hereto, or provides an effective registration statement related thereto or an opinion of counsel on behalf of Holder, satisfactory to the Company, that such registration is not required under the Securities Act or receipt of a no-action letter from the Securities and Exchange Commission.

11. GOVERNING LAW. The laws of the State of Colorado shall govern the validity and interpretation of this Warrant. The parties agree that any action or proceeding commenced under or with respect to this Warrant shall be brought only in the county or district courts of Boulder County, Colorado, and the parties irrevocably consent to the jurisdiction of such courts and waive any right to alter or change venue, including by removal.

12. ENTIRE AGREEMENT; SEVERABILITY; AMENDMENTS. This Warrant constitutes the entire understanding or agreement between the parties with respect to the subject matter hereof, and there is no understanding or agreement, oral or written, which is not set forth herein or therein. In the event any provision of this Warrant shall be prohibited or unenforceable in any jurisdiction, it shall, as to such jurisdiction, be deemed modified to conform to the minimum requirements of such law, or if for any reason it is not deemed so modified, it shall be ineffective only to the extent of such prohibition or unenforceability without affecting the remaining provisions hereof, and any such prohibition or unenforceability shall not invalidate or render unenforceable such provision in any other jurisdiction. This Warrant may not be amended, modified, or changed, nor shall any waiver by Holder of any provision of this Warrant be effective, except by written instrument signed by the party against whom enforcement of such amendment, modification, or waiver is sought.

13. EXPIRATION. The right to exercise this Warrant shall expire on July 3, 2007, at 5:00 p.m., Denver time.

Dated: July 3, 2002

                                           Corgenix Medical Corporation,
                                           a Nevada corporation

                                          By:    s/ Douglass T. Simpson

                                          Title:  President

                                  PURCHASE FORM


                                             Dated_____________, __________

       The undersigned hereby irrevocably elects to exercise the attached Warrant to the extent of purchasing ____________ shares of Common Stock of Corgenix Medical Corporation, and hereby makes payment in full therefor at the Exercise Price set forth in such Warrant.




Signature:   _________________________________


Address:     _________________________________


---------------------------------

                                 ASSIGNMENT FORM


       FOR VALUE RECEIVED, __________________________________________________
hereby sells, assigns and transfer unto

Name
--------------------------------------------------------------------------
       (Please print in block letters)

Address_________________________________________________________________________

the right to purchase Common Stock of Corgenix Medical Corporation, represented by the attached Warrant to the extent of ________ shares as to which such right is exercisable and does hereby irrevocably constitute and appoint ___________________________________________, attorney, to transfer the same on the books of Corgenix Medical Corporation, with full power of substitution in the premises.


Signature:____________________________

Dated ____________, _______

EXHIBIT A
                         RESTRICTIONS ON TRANSFERABILITY


(1) This Warrant and the Common Shares issuable upon its exercise are restricted securities within the meaning of Rule 144 of the Securities and Exchange Commission (the "Commission") promulgated pursuant to the Securities Act of 1933 as amended (the "Securities Act"); such securities are not registered and must be held indefinitely unless they are subsequently registered under the Securities Act and any applicable state and foreign securities laws, or unless an exemption from registration is available thereunder; in any event, the exemption from registration under Rule 144 will not be available for at least one year from the date of acquisition of the common shares, and even then may not be available unless (a) a public trading market then exists for the Common Shares; (b) adequate information concerning the Company is then available to the public; and (c) other terms and conditions of Rule 144 are complied with; and any sale of such securities may be made by such Holder only in limited amounts in accordance with such terms and conditions or any other applicable exemption from registration under the Securities Act.

(2) Each certificate representing the Common Shares, this Warrant, and any other securities issued in respect of any such shares upon any stock split, stock dividend, recapitalization, merger, or similar events (unless no longer required in the opinion of counsel for the Company) will be stamped or otherwise imprinted with a legend substantially in the following form (in addition to any other legends required under state securities laws applicable to any Holder in the reasonable opinion of the Company's counsel):

      THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR ANY STATE SECURITIES LAW. THESE SECURITIES MAY NOT BE SOLD OR OFFERED FOR SALE IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER SAID ACT AND ANY APPLICABLE STATE SECURITIES LAWS, OR AN EXEMPTION THEREFROM UNDER SAID ACT AND LAWS. IN ADDITION, THE TRANSFERABILITY OF THESE SECURITIES IS SUBJECT TO THE PROVISIONS OF A COMMON STOCK WARRANT ISSUED TO A CERTAIN HOLDER AND DATED AS OF JULY 3, 2002 A COPY OF WHICH MAY BE OBTAINED AT THE ISSUER'S PRINCIPAL EXECUTIVE OFFICE.

(3) These securities shall not be transferred, and the Company shall not be required to register any transfer of such securities on the books of the Company, unless the Company shall have been provided with an opinion of counsel reasonably satisfactory to it prior to such transfer that registration under the Securities Act is not required in connection with the transaction resulting in such transfer; provided, however, that no such opinion of counsel shall be required in order to effectuate a transfer in accordance with the provisions of Rule 144(k) promulgated under the Securities Act. Holder hereby consents to the notation of "STOP TRANSFER" restrictions in the Company's stock transfer books relative to its holdings of such shares to assist in the enforcement of the limitations set forth herein.

                                    SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  July 25, 2002

Medical & Biological Laboratories Co., Ltd.



By: s/ Sachiko Suno
   Name: Sachiko Suno
   Title: Chairperson

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative's authority to sign on behalf of such person shall be filed with the statement; provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

           Attention: Intentional misstatements or omissions of fact Constitute Federal criminal violations (See 18 U.S.C. 1001)